IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	24,010,303
Receivables from subscribers		10,365,101
Receivables from clearing firm		500,467
Receivables from exchanges		1,210,346
Deferred tax asset		438,179
Other receivables		2,722
Prepaid expenses		41,350
TOTAL ASSETS	$	36,568,468

Liabilities and Member's Equity

Liabilities:

Payables to parent	$	3,370,739
Accrued expenses and other liabilities		3,905,203
TOTAL LIABILITIES		7,275,942
Subordinated borrowings		14,494,555
Member's equity:		
Member's equity		14,797,971
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	36,568,468

See notes to financial statements